

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 1, 2010

Daryl Bible
Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

   RE: BB&T Corporation
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed February 26, 2010
      File No. 001-10853

Dear Mr. Bible,

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Kevin W. Vaughn
            Accounting Branch Chief